CONNECTICUT OFFICE:

VANCOUVER OFFICE:

PO Box 577

#202, 5626 Larch Street

Sherman, CT

Vancouver, BC

U.S.A. 06784

Canada  V6M 4E1

Phone: 1.844.364.1830

Toll Free :  1.844.364.1830

Fax : 1.860.799.0350

www.tangoldcorp.com

Gold Production Started At Buckreef Oxide Project

For Immediate Release                                                                                       June 17, 2020

VANCOUVER (GlobeNewswire) - Tanzanian Gold Corp. (TSX: TNX); (NYSE American: TRX) is pleased to announce that gold production has reached commercial level at the oxide ore processing plant at the Buckreef Project.

First bucket at the oxide open pit was on April 6, 2020. Since then oxide ore has been stockpiled at a ROM pad. Construction of the plant ended on May 28, 2020. The plant successfully completed  both cold and hot commissioning and has now reached commercial production and is being operated 24/7 under two 12-hour operating shifts per day

A public tender for an increase in the treatment capacity of the oxide gold processing plant was recently completed. The Company is planning to start construction to increase the processing capacity of the oxide plant capacity by approximately 200% in the fourth quarter of this year.

“I am delighted that we have achieved this important milestone in our gold production growth plan” said James E. Sinclair, Executive Chairman of the Company. He went on to say that “we are now well positioned to increase the production of gold significantly; and to accelerate our final feasibility on bringing a second, much larger plant on-line to produce more gold from processing the sulphide ore.”

About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a world class gold mine at the Buckreef Project in Tanzania. An ongoing drill program has, to date, more than doubled the size of measured and indicated resources to 2.036 million oz. NI 43-101 compliant exploration mining targets have the potential to add up to another 2 million ounces. The company is rapidly advancing on three value-creating tracks, simultaneously: 1. Production from an oxide processing plant to operate as a separate, stand-alone plant  for the full life of the larger sulphide mining and  processing operation; 2. The company moves to Final Feasibility for the sulphide  operation and now envisions  a plant  substantially larger than previously modelled, which could produce 150,000 to 175,000 ounces of gold annually. 3. The Company has begun Ultra-Deep Drilling and completed a Level 1 stope design to consider an underground gold mining component at Buckreef and will start infill drilling to upgrade ounces currently in the Inferred category.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.